Mail Stop 4561   May 5, 2008

Stephen S. Romaine
President and Chief Executive Officer
Tompkins Financial Corporation
The Commons
P.O. Box 460
Ithaca, NY 14851

        Re: Tompkins Financial Corporation
                Form 10-K
                Filed March 17, 2008
                File No. 1-12709

Dear Mr. Romaine:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 11. Executive Compensation

Compensation Philosophy, Policy, and Process…, page 13

        1.   This section discloses that the Compensation Committee uses a peer group
                analysis. It further states that comparative group data was collected from
                surveys developed by the Independent Bankers Association of New York
                and the New York Bankers Association. However, it does not identify the

component companies of these surveys. In future filings, please disclose the component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. This section discloses that certain performance targets are used to establish base salary and annual bonus compensation. However, it does not disclose the specific targets so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. In future filings, please disclose the performance targets used to establish compensation. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Transactions with Related Persons, page 26

3. In future filings, please state whether loans entered into with related parties were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3421 with any other questions.

Sincerely,

David S. Lyon
Financial Analyst